UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G*
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2
(Amendment No. )*

Patient Safety Technologies, Inc.
(Name of Issuer)

Common Stock, par value $0.33
(Title of Class of Securities)

070322H106
(CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of the Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed

:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 070322H106	13G	Page 2 of 5 Pages

1.	NAME OF REPORTING PERSONS Kinderhook Capital Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 6,266,666
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 6,266,666

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,266,666
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.4%
12.	TYPE OF REPORTING PERSON (See Instructions) IA

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Cusip No. 070322H106	13G	Page 3 of 5 Pages

Item 1(a).	Name of Issuer: Patient Safety Technologies, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2 Venture Plaza, Suite 350

Irvine, California 92618

Item 2(a).	Name of Person Filing: Kinderhook Capital Management, LLC

Item 2(b).	Address of Principal Business Office or, if none, Residence:

1 Executive Drive, Suite 160

Fort Lee, New Jersey 07024

Item 2(c).	Citizenship: Delaware

Item 2(d).	Title of Class of Securities: Common Stock, par value $0.33

Item 2(e).	CUSIP Number: 070322H106

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: _________________

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Cusip No. 070322H106	13G	Page 4 of 5 Pages

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

(b) Percent of Class:

(c) Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

(ii)	shared power to vote or to direct the vote:

(iii)	sole power to dispose or to direct the disposition of:

(iv)	shared power to dispose or to direct the disposition of:

Ownership as of December 31, 2011 is incorporated herein by reference from items (5) – (9) and (11) of the cover page of this Schedule 13G.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [   ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Kinderhook Capital Management, LLC serves as the investment adviser to Kinderhook Partners, L.P. Kinderhook GP, LLC serves as the general partner to Kinderhook Partners, L.P., and Messrs. Tushar Shah and Stephen Clearman serve as the general partner’s managing members. Each of these persons is known by Kinderhook Capital Management, LLC to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock reported herein.

Kinderhook Capital Management, LLC specifically disclaims beneficial ownership in the shares of Common Stock reported herein except to the extent of its pecuniary interest therein, if any.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certifications:

Cusip No. 070322H106	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, I certify (the undersigned certifies) that the information set forth in this statement is true, complete and correct.

2/13/2011
(Date)

/s/ Tushar Shah
(Signature)

Tushar Shah – Managing Member
Name and Title

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